Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

SUPPL

04030494

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

19th May 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited
- Disclosure of Interest – Substantial Shareholder

We enclose for your information a notification dated 19th May 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

RECEIVED
2004 JUN 15 A 10:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Encl

dl 6/15

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Full Text Announcement

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Holding(s) in Company
Released	12:48 19 May 2004
Number	8576Y

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")
DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

DFIH was notified today that on 19th May 2004, the interest of Connaught Investors (BVI) Limited ("CI(BVI)"), a wholly-owned subsidiary of Jardine Strategic Holdings Limited ("JSH"), in DFIH increased to 40,816,845 shares representing 3.03% of the issued share capital of DFIH, as a result of the acquisition of shares in DFIH by CI(BVI). This interest, which forms part of JSH's interest, is now also disclosable as a substantial shareholder.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Dairy Farm International Holdings Limited

19th May 2004

www.dairyfarmgroup.com

END